Filed Pursuant to Rule 433

Registration No. 333-225830

PRICING TERM SHEET

Dated June 17, 2020

500,000 Depositary Shares, Each Representing a 1/100th Interest in a Share of

6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D

This pricing term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated June 17, 2020 (including the documents incorporated by reference therein), relating to these securities.

Issuer:	Discover Financial Services

Security:	500,000 Depositary shares (the “Depositary Shares”), each representing a 1/100th interest in a share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D, of the Issuer (the “Preferred Stock”)

Size:	$500,000,000 (500,000 Depositary Shares)

Maturity:	Perpetual

Expected Ratings (Moody’s / S&P / Fitch):*	Ba2 (stable) / BB- (negative) / BB (negative)

Currency:	USD

Trade Date:	June 17, 2020

Settlement Date:**	June 22, 2020 (T+3)

Liquidation Preference:	$1,000 per Depositary Share (equivalent to $100,000 per share of Preferred Stock)

First Reset Date:	September 23, 2025

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Payment Dates:	March 23 and September 23 of each year, commencing on March 23, 2021

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 6.125% from the original issue date to, but excluding the September 23, 2025; and (ii) for each Reset Period from, and including, September 23, 2025, the “five-year treasury rate” (as defined in the preliminary prospectus supplement) as of the most recent Reset Dividend Determination Date plus 5.783%

Day Count:	30/360

Optional Redemption:	During the three-month period prior to, and including, each Reset Date, the Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a cash redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date. The Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event” (as defined in the preliminary prospectus supplement), at a cash redemption price equal to $100,000 per share (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date. Holders of Depositary Shares will not have the right to require the redemption or repurchase of the Depositary Shares.

Public Offering Price:	$1,000 per Depositary Share

CUSIP/ISIN for the Depositary Shares:	254709 AQ1 / US254709AQ15

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC

Junior Co-Managers:	Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made against payment therefore on or about June 22, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

Discover Financial Services has filed a registration statement (including a prospectus dated June 22, 2018) and a preliminary prospectus supplement dated June 17, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Discover Financial Services has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from (i) BofA Securities, Inc. by calling toll-free at 1-800-294-1322; (ii) Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146; (iii) Deutsche Bank Securities Inc. by calling toll-free at 1-800-503-4611; (iv) RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829; and (v) Wells Fargo Securities, LLC by calling toll-free at 1-800-645-3751.

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